Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to present at two upcoming Investor Conferences

Dartmouth, Nova Scotia – May 13, 2021 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company today announced that IMV’s executive management team will be participating in two upcoming investor conferences.

Sachs and Associates, 7th Annual Immuno-oncology Innovation Forum Panel

  IMV panel participant: Fred Ors, President and CEO

  Date: Wednesday, May 19, 2021

  Time: 2:50 p.m. EDT

  Registration: https://www.sachsforum.com/7ioif-about.html

Only registered participants will be able to listen to this panel. Details to register can be found in the link above.

Family Office Investor Event - Healthcare & Biotech TSX Showcase

  Date: Wednesday, May 19, 2021

  Time: 10:00 a.m. EDT

A video of the Family Office Investor Event - Healthcare & Biotech TSX Showcase presentation will be accessible at the time of the presentation in the 'Events, Webcasts & Presentations' page of IMV’s website

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, Maveropepimut-S, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing Maveropepimut-S in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com